Securities and Exchange Commission

Washington, D.C. 20549

Schedule TO/A

Amendment No. 1

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)of the Securities Exchange Act of 1934, as amended

SOUTHERN TRUST SECURITIES HOLDING CORP.
(Name of Subject Company and Filing Person, who is the issuer)

Series B 8% Convertible Preferred Stock
(Title of Class of Securities)

Copies to:
Robert Escobio	Kathleen Brown, Esq.
Chief Executive Officer	Law Office of Kathleen Brown, P.C.
Southern Trust Securities Holding Corp.	4531 N. 11th St.
145 Almeria Ave.	Arlington, Virginia 22201
Coral Gables, Florida 33134	(703) 622-8484
(305) 446-4800	Fax: (703) 852-2716
(Name address and telephone numbers of persons authorized to receive notices and communications on behalf of the filing person)

CALCULATION OF FILING FEE

Transaction Value *	Amount of filing fee
$4,300,000	$132.01

*The transaction value on which the filing fee is calculated is $4.3 million. It represents the aggregate price paid by accredited investors for the Series B 8% Convertible Preferred Stock in fiscal 2007. The stock does not trade through a public market.

☒  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

A filing fee of $132.01 was previously paid by Southern Trust Securities Holding Corp. upon the filing of the original Schedule TO on   November 30, 2007.

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐  third-party tender offer subject to Rule 14d-1.

☒  issuer tender offer subject to Rule 13e-4.

☐  going private transaction subject to Rule 13e-3.

☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer. ☒

INTRODUCTION

This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO amends and supplements the Issuer Tender Offer Statement on Schedule TO filed on November 30, 2007 relating to the issuer tender offer of Southern Trust Securities Holding Corp., a Florida corporation, to exchange all of its issued and outstanding shares of Series B 8% Convertible Preferred Stock for an equal number of shares of Series C 8% Convertible Preferred Stock pursuant to the terms and conditions set forth in the Letter to Shareholders and Form of Stock Exchange Agreement filed as exhibits to the original Schedule TO.  This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13-e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

ITEM 11.

ADDITIONAL INFORMATION

Item 11 of the Schedule TO is hereby amended and supplemented by including the following information:

On December 31, 2007, Southern Trust Securities Holding Corp. issued a press release announcing the final results of the issuer tender offer, which expired at the close of business on December 28, 2007.  A copy of the press release is filed as Exhibit 3.0 hereto and is incorporated herein by reference.

ITEM 12.

EXHIBITS

3.0

Press Release issued on December 31, 2007.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SOUTHERN TRUST SECURITIES HOLDING CORP.

December 31, 2007	By:	/s/ Fernando Fussa
Fernando Fussa
	Its:	Chief Financial Officer